# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEBUY GLOBAL LTD, CIK 0001946703
CUSIP: G9513S110
Title of class of securities: Class A ordinary shares, par value of US$0.000462 each
Address of issuer's principal executive offices: 90 BRAS BASAH RD,B1-13 Esplanade, MRT Station, Singapore (U0), 1895626
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002159673

## Reporting persons
- Hongliang Mao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 593,453; shared voting power 0; sole dispositive power 593,453; shared dispositive power 0; aggregate amount beneficially owned 593,453 (11.3% of the class)
  Comment: Percentage of class is calculated based on 5,252,808 Class A ordinary shares outstanding as of October 9, 2026, which information was provided by the Issuer to Hongliang Mao (the "Reporting Person")

## Item 1. Issuer
Name of issuer: WEBUY GLOBAL LTD
Address of issuer's principal executive offices: 90 BRAS BASAH RD,B1-13 Esplanade MRT Station, SINGAPORE 1895626

## Item 2. Person Filing
Name of person filing: Hongliang Mao
Address of principal business office or, if none, residence: The address of the Reporting Person is Room 501, No. 31, Lane 251, Guannong Road, Putuo District, 200061 Shanghai, China
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 593,453
Percent of class: 11.30
Sole power to vote or to direct the vote: 593,453
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 593,453
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hongliang Mao: /s/ Hongliang Mao, Hongliang Mao (10/09/2026)